SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Cellular Biomedicine Group, Inc.

(Name of Issuer)

Common Stock, par value of $0.001 per share

(Title of Class of Securities)

15117P102

(CUSIP Number)

Shannon Thyme Klinger

Chief Legal Officer

Novartis AG

Lichtstrasse 35

CH-4056 Basel,

Switzerland

+41 61 324 1111

With a copy to:

Joseph E. Gilligan

Tiffany Posil

Hogan Lovells US LLP

Columbia Square

555 Thirteenth St., NW

Washington, DC 20004

(202) 637-5600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 19, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 6 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15117P102	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSON Novartis Pharma AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON CO

CUSIP No. 15117P102	SCHEDULE 13D	Page 3 of 6

1	NAME OF REPORTING PERSON Novartis AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON CO, HC

CUSIP No. 15117P102	SCHEDULE 13D	Page 4 of 6

The following constitutes Amendment No. 1 to the Schedule 13D filed by Novartis Pharma AG and Novartis AG with the Securities and Exchange Commission (“SEC”) on August 14, 2020 (the “Schedule 13D”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Cellular Biomedicine Group, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 1 amends Items 4 and 5 as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On February 8, 2021, a special meeting of stockholders of the Issuer was held. At the special meeting, the Issuer’s stockholders voted to approve the proposal to adopt the Merger Agreement by the affirmative vote of the holders of (a) at least a majority of all outstanding shares of Common Stock of the Issuer and (b) at least a majority of all outstanding shares of Common Stock of the Issuer owned by the Public Stockholders (as defined in the Merger Agreement).

Pursuant to the Novartis Support Agreement, Novartis Pharma AG agreed, among other things, to (i) cancel Novartis Rollover Shares for no consideration in the Merger and (ii) subscribe for newly issued shares of Parent immediately prior to the Closing, in each case, subject to the terms and conditions thereof. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Novartis Support Agreement, a copy of which was filed as Exhibit 99.4 to the Schedule 13D and is incorporated herein by reference in its entirety.

On February 19, 2021, the Issuer filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. As of the effective time of the Merger, each share of the Issuer’s Common Stock issued and outstanding prior to the effective time, other than the Excluded Shares (as defined in the Merger Agreement) that have been cancelled for no consideration, has been converted into the right to receive $19.75 per share in cash, without interest and net of any applicable withholding taxes. The Issuer ceased to be a publicly traded company and has become a wholly owned subsidiary of Parent.

As a result of the Merger, the Common Stock of the Issuer ceased to trade on the NASDAQ prior to opening of trading on February 19, 2021 and became eligible for delisting from NASDAQ and termination of registration under the Act. The Issuer requested that NASDAQ file with the SEC a Form 25 relating to the delisting of the Issuer’s Common Stock from NASDAQ and the deregistration of the Issuer’s registered securities. The Issuer intends to file a Form 15 with the SEC, requesting the deregistration of the Issuer’s Common Stock, under Section 12(g) of the Act and the suspension of the Issuer’s reporting obligations under Section 15(d) of the Act. The Issuer’s obligations to file with the SEC certain reports and forms, including Form 10-K, Form 10-Q and Form 8-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

CUSIP No. 15117P102	SCHEDULE 13D	Page 5 of 6

The foregoing description of the Merger does not purport to be complete, and is qualified in its entirety by reference to the Merger Agreement, which was filed as Exhibit 99.3 to the Schedule 13D and is incorporated herein by reference in its entirety.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The information contained on each of the cover pages of this Amendment No. 1 and the information set forth or incorporated in Items 2, 3, 4 and 6 are hereby incorporated herein by reference.

(a)-(b)	As a result of the Merger, the Reporting Persons do not beneficially own any shares of Common Stock or have any voting power or dispositive power over any shares of Common Stock.

(c)

The second paragraph in Item 4 of this Amendment No. 1 is incorporated herein by reference and is qualified in its entirety by reference to the Novartis Support Agreement. Except as set forth under Item 4 and this Item 5, the Reporting Persons have not effected any transactions in the class of securities reported herein in the last 60 days.

(d)	Not applicable.

(e)

As a result of the transactions described in Item 4, as of February 19, 2021, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Issuer’s Common Stock. Therefore, this Amendment No. 1 constitutes the final amendment to the original Schedule 13D.

CUSIP No. 15117P102	SCHEDULE 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 is true, complete and correct.

Date:    February 23, 2021

NOVARTIS PHARMA AG

By:	/s/ Christian Rehm
Name:	Christian Rehm
Title:	Authorized Signatory

By:	/s/ Lukas Foertsch
Name:	Lukas Foertsch
Title:	Authorized Signatory

NOVARTIS AG

By:	/s/ Christian Rehm
Name:	Christian Rehm
Title:	Authorized Signatory

By:	/s/ Lukas Foertsch
Name:	Lukas Foertsch
Title:	Authorized Signatory